EXHIBIT 99.1

MATERIAL CHANGE REPORT
51-102F3

Item 1	Name and Address of Company Rubicon Minerals Corporation (the “Company”) 44 Victoria Avenue, Suite 400 Toronto, Ontario M5C 1Y2
Item 2	Date of Material Change November 24, 2014
Item 3	News Release A News Release disclosing the material change was issued through Marketwired on November 24, 2014.
Item 4
Summary of Material Change

On November 24, 2014, the Company announced that it had entered into a Settlement Agreement (“Settlement”) and an Exploration Accommodation Agreement (“EAA”) with Wabauskang First Nation (“WFN”).

Item 5
Full Description of Material Change

Under the Settlement, WFN agreed to discontinue its appeal against the Company regarding the August 28, 2014 decision made by the Ontario Divisional Court to dismiss the application for judicial review in respect of the Company’s production closure plan for its fully-permitted Phoenix Gold Project (the “Project”). In turn, an EAA has been signed and terms of a potential benefits agreement are outlined in the Settlement.

The EAA governs the Company’s exploration work on WFN lands, which includes the continuing exploration work being done at the Phoenix Gold Project. The key features of the EAA include the following:

	●	WFN will support the Company’s exploration work, includnig support of the application for licenses and permits for such work;

	●	The Company will provide certain benefits to WFN based on exploration expenditures incurred by the Company on its mineral claims within lands used by WFN;

	●	The Company will work in good faith to identify employment opportunities for WFN members in accordance with agreed principles;

	●	The Company will follow industry best environmental practices and will work with WFN to incorporate WFN’s cultural values and traditional knowledge into its environmental programs;

●	The Company will work with WFN to protect culturally sensitive sites as identified by WFN; and

●	The Company and WFN will work together in good faith during the negotiation of a benefits agreement, which would include discussions on further benefits and contracting opportunities for WFN businesses, and further support for the Company’s projects.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer The following senior officer of the Company is knowledgeable about the material changes and this report: Michael A. Lalonde President and Chief Executive Officer 416.238.4595
Item 9	Date of Report November 24, 2014